MADECO

FOR IMMEDIATE RELEASE

MADECO ANNOUNCES TENTATIVE SCHEDULE FOR THE TERMINATION OF ITS ADR PROGRAM IN THE UNITED STATES AND DELISTING FROM THE NYSE

(Santiago, Chile, July 2, 2009) As previously announced on June 23, 2009, the Board of Directors of Madeco S.A. ("Madeco" or the "Company") (NYSE ticker: MAD), resolved to voluntarily delist the Company's ADSs from the New York Stock Exchange (the "NYSE"), terminate its ADR program with the Bank of New York Mellon, as depositary (the "Depositary"), and eventually deregister with the Securities and Exchange Commission (the "SEC"). Notwithstanding the termination of the ADR program and delisting from the NYSE, Madeco will continue to comply with SEC reporting requirements until its securities are deregistered.

NYSE DELISTING

On July 6, 2009, Madeco will provide written notice to the NYSE of its intent to delist. The Company intends to file a Form 25 with the SEC and the NYSE on or about July 16, 2009 to effect the delisting. The delisting is expected to be effective 10 days after this filing.

DEPOSIT AGREEMENT AMENDMENT AND TERMINATION

On June 25, 2009, Madeco notified the Depositary of its intention to terminate the Deposit Agreement. In addition, Madeco and the Depositary have agreed to amend the Deposit Agreement to shorten from one year to 90 days the period after termination during which ADS holders may exchange their ADSs for Madeco's common stock. The amendment of the Deposit Agreement is expected to become effective on October 10, 2009, three months after notice thereof is given to holders.

ADR PROGRAM TERMINATION

On July 6, 2009, Madeco will provide formal notice to the Depositary that its ADR program will be terminated. Once the Depositary receives formal notice of the close of the ADR program, it will establish a termination date for the Deposit Agreement as amended, which will be no sooner than 90 days from the date notice thereof is given to holders and is estimated to occur on October 10, 2009. Thereafter, ADS holders will have 90 days to decide if they would like to exchange their ADSs for common stock of Madeco or sell them. Furthermore, if an ADS holder does not exchange its shares within the 90-day holding period, the Depositary will be authorized to sell the remaining shares and deliver to such holder the net proceeds from the sale of its shares. The Company expects that the termination of the ADR program will be effective on or about January 8, 2010.

EVENTUAL DEREGISTRATION WITH THE SEC

Upon termination of the ADR program, if the Company can certify that there are fewer than 300 U.S. security holders, the Company intends to file a Form 15F with the SEC to deregister and

terminate its reporting obligations. Upon the filing of the Form 15F Madeco's reporting obligations will immediately be suspended. Deregistration will be effective 90 days after the filing.

For further information contact:
Jose Luis Valdes M.
Head of Investor Relations
Tel.   : (56 2) 520-1388
Fax   : (56 2) 520-1158
E-mail   : ir@madeco.cl
Web Site   : www.madeco.cl

****

Madeco formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation according to Chilean law. Currently it has operations in Chile, Peru and Argentina. Madeco is a leader in South America in finished and semi-finished copper, aluminum and alloy products. The Company is also a leader in flexible packaging for mass consumer products, such as foods, snacks and cosmetics. More information on www.madeco.cl

Readers are advised not to confide excessively in declarations about future performance that may be included in this document, which are based on current information. The Company has no obligation to publicly declare changes to statements regarding future performance, which may be subject to events or circumstances after today's date, including, but not limited to, changes in Company's strategy, or in capital spending, or reflect the occurrence of unanticipated events.